May 11, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Attention:	Lyn Shenk, Branch Chief Theresa Messinese, Staff Accountant J. Nolan McWilliams, Staff Attorney Susan Block, Staff Attorney

Re:	TeleNav, Inc. (formerly known as TNAV Holdings, Inc.)[1] Amendment No. 4 to Registration Statement on Form S-1 Filed April 26, 2010 File No. 333-162771

Ladies and Gentlemen:

We are submitting this letter on behalf of TeleNav, Inc. (the “Company”) in response to comments conveyed by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to a telephonic discussion with the Company’s counsel on May 7, 2010 relating to the Company’s Registration Statement on Form S-1 originally filed with the Commission on October 30, 2009 and amended on December 8, 2009, January 5, 2010, February 2, 2010 and April 26, 2010 (File No. 333-162771) (the “Registration Statement”).

The Company intends to file Amendment No. 5 to the Registration Statement on May 11, 2010. By letter dated May 10, 2010, the Company and the underwriters have requested that the Registration Statement be declared effective on May 12, 2010.

In this letter, we have recited the comment from the Staff in italicized, bold type and followed the comment with the Company’s response.

1 On April 15, 2010, TeleNav, Inc. (“TeleNav”) merged with and into TNAV Holdings, Inc. (the “Company”), stockholders of TeleNav became stockholders of the Company and the Company changed its name to TeleNav, Inc.

Securities and Exchange Commission

Re: TeleNav, Inc.

May 11, 2010

Exhibit 5.1

1. Please revise the opinion to indicate that the shares to be sold by certain of the selling stockholders upon the exercise of vested options prior to the sale will be validly issued, fully paid and nonassessable when sold.

The Company respectfully submits that the language initially proposed in Company counsel’s legal opinion has been accepted by the Commission in the past and is common in transactions of this nature. The Company is supplementally providing the Staff with copies of opinions provided by Company’s counsel in four recent transactions in which certain selling stockholders were selling shares to be issued upon exercise of options or warrants. These opinions included language that is substantially similar to Company counsel’s initially proposed language, opining that the shares will be validly issued, fully paid and nonassessable “upon exercise and payment in compliance with the terms of the options pursuant to which such shares are to be issued prior to the completion of this offering.”

In response to the Staff’s comment, the legality opinion will be revised to indicate that the shares to be sold by certain of the selling stockholders upon the exercise of vested options prior to the sale will be validly issued, fully paid and nonassessable when sold, issued and paid for in accordance with the terms of the Underwriting Agreement. The proposed revised opinion relating to the shares to be sold by certain of the selling stockholders upon the exercise of vested options is similar to the opinion provided with respect to the shares to be issued and sold by the Company in the offering. The Company respectfully submits that the opinion, as revised, is reasonable given that the selling stockholders selling shares upon exercise of options have irrevocably agreed to exercise the options and sell the shares in the offering pursuant to the terms of the Underwriting Agreement and the Custody Agreement and Power of Attorney executed in connection with the offering. The Company is supplementally providing the Staff with the form of Custody Agreement and Irrevocable Power of Attorney executed by the selling stockholders and other parties in connection with the offering.

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Securities and Exchange Commission

Re: TeleNav, Inc.

May 11, 2010

Other Matters

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Julia Reigel of this office (650-320-4509) or me (650-565-3883). In addition, please provide a facsimile of any additional comments you may have to the attention of Alan Denenberg of Davis Polk & Wardwell LLP at fax number (650-752-3604), and to Ms. Reigel and me at (650-493-6811). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,

Professional Corporation

/s/ Valerie Barnett

Valerie Barnett

Enclosures

cc:

H.P. Jin, TeleNav, Inc.

Douglas Miller, TeleNav, Inc.

Loren Hillberg, Esq., TeleNav, Inc.

Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Julia Reigel, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Alan Denenberg, Esq., Davis Polk & Wardwell LLP